UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934




                        WESTERN POWER & EQUIPMENT CORP.
                                (Name of Issuer)




                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)



                                    959221102
                                 (CUSIP Number)



                                Robert Schulman
                          18 Pine Tree Drive Great Neck
                               New York, NY 11024
                             Telephone 516-466-5752
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 17, 2002
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 959221102
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Rubin Family Irrevocable Stock Trust  FEID # 11-6502564

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [  ]   (b)  [x]

3         SEC USE ONLY

4         SOURCE OF FUNDS

          PF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York State

Number of               7         SOLE VOTING POWER
Shares Owned                       600,000 shares of common stock
By Each
Reporting
Person
With

                        8         SHARED VOTING POWER
                                  Not applicable

                        9         SOLE DISPOSITIVE POWER
                                  600,000 shares of common stock


                        10        SHARED DISPOSITIVE POWER
                                  Not applicable

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           600,000 shares

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [       ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.4%

14         TYPE OF REPORTING PERSON
           OO (Trust)

Item 1.  Security and Issuer.

     This statement on Schedule 13D (the "Statement") relates to the common stock, $0.01 par value per share of Western Power & Equipment Corporation (the Company) a Delaware corporation, with its principal executive offices at 6407-B NE 117th Avenue , Vancouver, Washington 98662.


Item 2.  Identity  and  Background.

     This Statement is being filed by The Rubin Family Irrevocable Stock Trust, whose address is 18 Pine Tree Drive, Great Neck, NY 11024 c/o Robert Schulman, Trustee. The Rubin Family Irrevocable Stock Trust is an irrevocable trust formed under the laws of the State of New York in November 1997.


Item 3.  Source and Amount of Funds or Other Consideration.

     The Rubin Family Irrevocable Stock Trust received 600,000 shares of Western Power & Equipment Corporation's common stock from Robert M. Rubin at no cost.

Item 4. Purpose of Transaction.

     The 600,000 common shares of Western Power & Equipment Corporation received by The Rubin Family Irrevocable Stock Trust represent a contribution made to The Trust by Mr. Rubin.

Item 5. Interest in Securities of the Issuer.

     As of the Date of the Event, The Rubin Family Irrevocable Stock Trust owned 600,000 shares of the Company's common stock. The shares owned by The Rubin Family Irrevocable Stock Trust as of the Date of the Event represented approximately 15.4% of the issued and outstanding common shares of the Company.

     The Rubin Family Irrevocable Stock Trust had sole power to vote and dispose of each of the 600,000 shares of the Company's common stock beneficially owned by The Rubin Family Irrevocable Stock Trust. In the sixty days prior to the date of this filing The Rubin Family Irrevocable Stock Trust did not engage in any transactions involving the Company's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None

Item 7. Material to be Filed as Exhibits.

          None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    July 1, 2002


                                        THE RUBIN FAMILY IRREVOCABLE STOCK TRUST



                                        /s/  Robert E.Schulman
                                        _______________________________________
                                        By: Robert E. Schulman, Trustee


                                        /s/  Margery Rubin
                                        _______________________________________
                                        By: Margery Rubin, Trustee